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                                                                    EXHIBIT 12.1

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
       OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                             Mellon Bank Corporation
                             (parent Corporation)(a)

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                                                                                    Year ended December 31,
(dollar amounts in thousands)                               1997           1996           1995           1994            1993
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
1.   Income before income taxes and
      equity in undistributed net
      income of subsidiaries                               $351,936       $349,900       $473,554       $434,035        $224,869

2.   Fixed charges: interest expense,
      one-third of rental expense net
      of income from subleases,
      trust-preferred securities expense
      and amortization of debt issuance costs               175,027        101,010         96,971         95,193         110,739
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3.   Income before income taxes
      and equity in undistributed
      net income of subsidiaries,
      plus fixed charges (line 1 + line 2)                 $526,963       $450,910       $570,525       $529,228        $335,608
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4.   Preferred stock dividend
      requirements(b)                                      $ 31,623       $ 68,503       $ 62,035       $124,260        $103,792
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5.   Ratio of earnings (as defined)
      to fixed charges (line 3 divided by line 2)              3.01           4.46           5.88           5.56            3.03

6.   Ratio of earnings (as defined)
      to combined fixed charges and
      preferred stock dividends
      [line 3 divided by (line 2 + line 4)]                    2.55           2.66           3.59           2.41            1.56
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
(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation"), Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exist solely to issue Capital Securities. For purposes of computing these ratios, earnings represent parent Corporation income before taxes and equity in undistributed net income of subsidiaries, plus the fixed charges of the parent Corporation. Fixed charges represent interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense net of income from subleases, trust-preferred securities expense and amortization of debt issuance costs. Because the ratio excludes from earnings the equity in undistributed net income of subsidiaries, the ratio varies with the payment of dividends by such subsidiaries.

(b) Preferred stock dividend requirements for all years presented represent the pretax amount required to cover preferred stock dividends.